

13030163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -52013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Ave, 16th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Conway — 212-651-3167
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/7/13

OATH OR AFFIRMATION

I, James R. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets, LP, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 2/27/13


CHERYL TROTMAN
Notary Public - State of New York
NO. 01TR6210526
Qualified in New York County
My Commission Expires 8/24/13

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

LOUIS CAPITAL MARKETS, LP

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Louis Capital Partners, LP as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter - Going Concern

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2, the departure of key individuals and management's restructuring of the business raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statement as a whole.



Roseland, New Jersey
February 26, 2013

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
(Amounts in Thousands)

December 31, 2012

ASSETS		
Cash and cash equivalents	$	777
Restricted cash		242
Receivables from clearing brokers, including clearing deposits of $1,000		1,065
Commissions receivable, net of allowance of $11		743
Property and equipment, net		465
Due from affiliates		216
Income tax receivable		47
Prepaid income taxes		10
Other assets		241
	$	3,806
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	1,567
Due to affiliates		84
Total liabilities		1,651
Partners' capital		2,155
	$	3,806

See accompanying notes to financial statement.

(Amounts in Thousands)

1. Nature of business and summary of significant accounting policies

Nature of Business

Louis Capital Markets, LP (the "Partnership") is a Delaware limited partnership and a majority-owned subsidiary of LCM Interest Holding LLC (the "Parent"). The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is also a member of the National Futures Association ("NFA") and an introducing broker registered with the Commodities Futures Trading Commission ("CFTC"). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in selling corporate equity securities over-the-counter and executing listed option trades on an agency and principal basis primarily to institutional investors.

Basis of Presentation

The Partnership prepares its accounts under accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2013. Subsequent events have been evaluated through this date.

Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents are measured at carrying value or fair value based on the nature of the investment.

Restricted Cash

Restricted cash is cash that is not available for immediate use, has been set aside for specific use or purpose, or has claims against it. As of December 31, 2012, $242 of restricted cash secures an irrevocable standby letter of credit which serves as a security deposit for leased premises.

Receivable from Clearing Brokers

Receivable from clearing brokers consists of required deposits of cash and cash equivalents with various clearing companies that perform clearing functions for the Partnership. In addition to required deposits, receivable from clearing brokers also includes balances due from the clearing organizations related to the collection of certain brokerage revenues on the Partnership's behalf. The Partnership uses Goldman Sachs Execution and Clearing, L.P. ("GSEC") as its primary clearing broker. $770, including $750 in required clearing deposits, is due from GSEC as of December 31, 2012.

(Amounts in Thousands)

1. Nature of business and summary of significant accounting policies (continued)

Commissions Receivable

Commissions receivable represents balances due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions. The Partnership carries commission receivables from customers at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. In addition, if the Partnership is aware of a client's inability to meet its financial obligations, a specific provision is recorded in the amount of the estimated losses that will result from the inability of that client to meet its financial obligation. Accounts are written off as uncollectible at the discretion of management. As of December 31, 2012 the Partnership has provided an allowance of $11.

Forgivable Employee Loans

Forgivable loans to employees are stated at historical value net of amortization when the agreement between the Partnership and the employee provides for the return of proportionate amounts of the loan outstanding if employment is terminated in certain circumstances prior to the end of the term of the agreement. Amortization is calculated using the straight-line method over the term of the contract, which is generally two (2) to three (3) years, and is recorded in employee compensation and benefits expense. The Partnership generally expects to recover the unamortized portion of forgivable loans when employees voluntarily terminate their employment or if their employment is terminated for cause prior to the end of the term of the agreement. The Partnership recorded $340 in amortization expense for the year ended December 31, 2012. There are no outstanding forgivable employee loans at December 31, 2012. The Partnership recorded $83 of remaining employee forgivable loans as severance costs for the year ended December 31, 2012.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Partnership does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in principal transactions in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Employee Receivables

The Partnership may advance funds to and/or on behalf of employees from time to time for various business reasons, such as travel, and/or related to employee benefits including but not limited to a corporate gym membership and other payroll related items which are recovered from the respective employee's payroll. As of December 31, 2012, $5 of miscellaneous employee receivables is recorded in other assets.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Office and other equipment	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line

Brokerage Transactions

The Partnership provides brokerage services to its clients in the form of either agency or principal transactions.

Agency Commissions

In agency transactions, the Partnership charges commissions for executing transactions between buyers and sellers. Agency commissions revenues and related expenses are recognized on a trade date basis and are presented net of rebates and discounts and are recognized at the time of the transaction.

Principal Transactions

Principal transactions revenue is primarily derived from matched principal transactions wherein the Partnership simultaneously agrees to buy instruments from one customer and sell them to another customer. The Partnership earns revenue from principal transactions on the spread between the buy and sell price of the instrument that is brokered. Principal transactions revenues and related expenses are recognized on a trade date basis. In the normal course of its business, the Partnership does not hold security positions overnight.

(Amounts in Thousands)

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Partnership is not a taxable entity for U.S. federal and state income tax purposes, and does not directly pay federal and state income tax. The Partnership's taxable income or loss passes through to, and is includable in the federal and state income tax returns of each partner. Although no provision for federal or state income taxes has been made in the accompanying financial statements, the Partnership is subject to New York City unincorporated business tax and has recorded a $17 provision which is included in income tax expense. Included in the statement of financial condition is $47 of income tax receivable and $10 of prepaid income taxes to New York City for unincorporated business income tax.

There are no unrecognized tax benefits recorded in the accompanying financial statements in connection with the tax positions taken by the Partnership.

The Partnership's U.S. federal and state and local tax returns filed from 2009 through 2012 remain open for examination by these tax authorities and the associated taxes, if applicable, remain subject to examination based on the varying statutes of limitations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Going Concern

Due to a deteriorating equity brokerage environment and the departure of its New York CEO, the Partnership implemented a restructuring plan to maintain the viability of its global operations. The restructuring plan included moving substantially all its operations to its London facility and an overall workforce reduction in New York. The immediate reduction in the workforce has led to a significant decrease in revenue streams.

Restructuring

During 2010, the Partnership acquired as a lease incentive certain property and equipment that belonged to the Sub-Landlord. The Partnership estimated the value of these assets at $707 at the time of acquisition, and depreciated them over their respective estimated useful lives.

On November 6, 2012, the property manager at 445 Park Avenue notified the Partnership that its lease with the sub-lessor was terminating effective December 31, 2012.

In December 2012, the Partnership decided to move substantially all its operations to its London facility, and accordingly recorded charges related to the office at 445 Park Avenue. $319 of deferred rent incentives, $109 of free rent, and $64 of leasehold improvements were written off and recorded to restructuring charges on the accompanying statement of operations for the year ended December 31, 2012.

(Amounts in Thousands)

2. Going Concern (continued)

Severance Charges

In accordance with Accounting Standards Codification ("ASC") 712, "Nonretirement Postemployment Benefits", benefits were provided pursuant to a severance plan which used a standard formula of paying benefits based upon tenure with the Partnership. The accounting for these severance costs has met the four requirements of ASC 712, which are: (i) the Partnership's obligation relating to the employees' rights to receive compensation for future absences is attributable to employees' services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated. All severance related obligations have been paid.

The Partnership recorded $749 in severance charges in the statement of operations for the year ended December 31, 2012.

3. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Furniture and fixtures	$	562
Computer hardware		680
Computer software		107
		1,349
Less accumulated depreciation and amortization		884
	$	465

4. Net capital requirement

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2012, the Partnership's net capital was approximately $571 which was approximately $462 above its minimum requirement of approximately $109.

(Amounts in Thousands)

4. Net capital requirement (continued)

In March 2011, the Parent entered into a credit agreement (the "Credit Agreement") with TD Bank, N.A. The Credit Agreement provided for an original maturity date of March 3, 2012 and maximum revolving loan borrowings of up to $2,000. Revolving loans are base rate loans and bear interest at Wall Street Prime, with a floor of 4.0%, per annum. Amounts outstanding under the Credit Agreement were secured by the assets of the Partnership and two U.S. affiliates. Although the Parent had no outstanding borrowings under its Credit Agreement during 2012 or as of December 31, 2012, the SEC staff interpreted that a capital charge should be recorded for the full potential exposure to the Partnership. Accordingly, the Partnership recorded a $2,000 capital charge in its net capital computation which resulted in a technical capital deficiency.

On February 6, 2012, the Parent terminated its Credit Agreement in order to restructure the terms so as to exclude the Partnership as a guarantor. Subsequent to terminating the Credit Agreement, the Partnership maintained excess net capital at all times through December 31, 2012.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related Party Transactions

In 2004, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in London, England. For the year ended December 31, 2012, the Partnership incurred approximately $5,479 in fees related to this agreement; such fees are recorded in foreign correspondent fees in the statement of operations. The Partnership also introduced business with the same affiliate of approximately $793 which is recorded in principal transactions. As of December 31, 2012, the Partnership owed approximately $47 to its affiliate.

In 2007, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in Hong Kong, China. For the year ended December 31, 2012, the Partnership incurred approximately $688 in fees related to this agreement; such fees are recorded in foreign correspondent fees in the statement of operations. The Partnership also introduced business with the same affiliate of approximately $33; such fees are recorded in agency commissions in the statement of operations. As of December 31, 2012, the Partnership owed approximately $8 to this affiliate.

In 2007, with amendment in 2008, the Partnership entered into an Administrative Service Agreement with a U.S. affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. For the year ended December 31, 2012, the Partnership billed approximately $736 to its affiliate under such agreement; such fees are recorded in management fee income in the statement of operations. As of December 31, 2012, the partnership had a receivable of approximately $149 from its affiliate.

(Amounts in Thousands)

6. Related Party Transactions (continued)

In 2008, the Partnership entered into a Management Agreement with the Paris branch of an affiliate located in London, England, wherein the Partnership charges a fee for executing and clearing orders which are introduced by the branch. For the year ended December 31, 2012, the Partnership incurred approximately $69 in fees related to this agreement; such fees are recorded in management fees in the statement of operations.

In 2010, the Partnership entered into an Administrative Service Agreement with another U.S. affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. For the year ended December 31, 2012, the Partnership billed approximately $201 to its affiliate under such agreement; such fees are recorded in management fee income in the statement of operations. As of December 31, 2012, the partnership had a receivable of approximately $41 from its affiliate.

As of December 31, 2012, the Partnership had a receivable of approximately $27 due from other affiliates related to paying bills on their behalf.

7. Concentrations of credit risk

Market Risk

Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. Although the right of the clearing brokers to charge the Partnership applies to all trades executed through the clearing brokers, the Partnership believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2012, the Partnership has recorded no liabilities with respect to these obligations. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and the Partnership must maintain at least $1,000 in cash and securities at all times with the clearing brokers.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

Credit risk arises from potential non-performance by counterparties of the Partnership's matched principal business, as well as from non-payment of commissions by customers of our agency brokerage business. The Partnership also has credit and counterparty risk in certain situations where it provides execution services. The Partnership provides agency clearing services through its relationships with general clearing member firms and/or exchanges. In these instances, the Partnership's accounts at such institutions are used, in its name, to provide access to clearing services for its customers. Credit risk arises from the possibility that the Partnership may suffer losses due to the failure of its customers or other counterparties to satisfy their financial obligations to the Partnership or in a timely manner.

(Amounts in Thousands)

7. Concentrations of credit risk (continued)

The Partnership has established policies and procedures to manage its exposure to credit risk. The Partnership maintains a thorough credit approval process to limit its exposure to counterparty risk and employ monitoring to control the market and counterparty risk from its matched principal business. The Partnership's brokers may only execute transactions for clients that have been approved by the Partnership's management following review by the Partnership's management and compliance department. The Partnership's credit approval process includes verification of key financial information and operating data and anti-money laundering verification checks. The Partnership's credit review process may include consideration of independent credit agency reports and a visit to the entity's premises, if necessary.

Off-Balance Sheet Risk

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. Commitments and contingencies

Contingent Lease Liability and Impairments

In January 2010, the Partnership entered into a new lease agreement that expires in April 2015, and in March 2010, the Partnership exited its head office at 500 Fifth Avenue and moved to 445 Park Avenue in New York City. Accordingly, the Partnership recorded a charge representing the present value of future lease obligations less estimated recoverable sub-lease income during 2010.

In March 2011, the Partnership entered into a sublease agreement for the abandoned space, and recorded an additional charge of approximately $235 representing the present value of the future lease obligations less the recoverable sub-lease income. The Partnership will receive monthly payments of approximately $19 until the lease expires in February 2013. As of December 31, 2012, the Partnership had $18 of contingent loss recorded in accrued liabilities on the statement of financial condition.

Operating Lease

The Partnership leases office facilities and certain equipment under operating leases expiring through February 2013. Aggregate future approximate minimum lease payments, including payments for the office at 500 Fifth Avenue, at December 31, 2012 are $18.

In accordance with ASC 840, rent is charged to operations by amortizing minimum lease over the term of the lease using the straight-line method. Rent expense for the year ended December 31, 2012 was approximately $801, including the costs of electricity. Approximately $299 of security deposits represents collateral for the landlords under various leases.

8. Commitments and contingencies (continued)

Letter of Credit

The Partnership maintains an irrevocable standby letter of credit as security deposit for the lease at 445 Park Avenue, which is secured by $242 cash maintained in a separate account and recorded in restricted cash. The standby letter of credit renews annually on December 31, and may not extend beyond June 30, 2015. Although the cash securing the standby letter of credit is recorded in restricted cash in the statement of financial condition, the balance is included in other assets and treated as a non-allowable asset for net capital purposes.

Required Tax Distributions

As required by the limited partnership agreement, the Partnership is required to make tax distributions in an amount no less than an amount determined by multiplying the taxable net income of the Partnership by the highest combined applicable individual federal, state and local tax rates. For the year ended December 31, 2012, there were no estimated tax payments on behalf of its partners.

Legal Proceedings

In the normal course of business, the Partnership has been in the past, named as defendant in various lawsuits and proceedings and is, and has been in the past, involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. The Partnership is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated. The Partnership accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the reporting period.

In October 2012, the Securities and Exchange Commission filed a criminal complaint of securities fraud in the Federal District Court of Manhattan against a former broker of the Partnership. All potential criminal activity identified in the Justice Department's complaint occurred while the former broker was employed by a competitor. The Partnership has complied with all Justice Department inquiries to date.

Based on currently available information, the Partnership does not currently believe there are any legal matters pending that will have a material adverse effect on its business, results of operations or financial position.

Risks and Uncertainties

The Partnership primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based upon the transaction volume of securities and derivative markets.

(Amounts in Thousands)

9. Employee benefit plan

The Partnership established a 401(k) plan (the "Plan"), pursuant to the applicable laws of the Internal Revenue Code. It is available to all eligible U.S. employees as stated in the Plan document and is subject to the provisions of the Employee Retirement Security Act of 1974. All eligible employees may contribute a portion of their compensation, not to exceed the statutory limit. The Partnership makes discretionary matching contributions, subject to certain limits, that vest based upon the requirements as set forth in the Plan. Total matching contributions of approximately $100 for the year ended December 31, 2012 were recorded in employee benefits expense in the statement of income and paid in 2012.

10. Subsequent events

In January 2013, the Partnership filed a request with FINRA to have its minimum net capital requirement reduced to $5 from $100.

In February 2013, the Partnership's required clearing deposit with GSEC was reduced to $500 from $750.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(Amounts in Thousands)

December 31, 2012

Net capital,				
Partners' capital			$	2,155
Loss contingency accrual				18
Adjusted Partners' capital				2,173
Less nonallowable assets				
Restricted cash				242
Commissions receivable				381
Property and equipment, net				465
Due from affiliates				216
Prepaid and other assets				298
				1,602
Net capital			$	571
Aggregate indebtedness			$	1,633
Computed minimum net capital required (6.67% of aggregate indebtedness)			$	109
Minimum net capital required (under SEC Rule 15c3-1)			$	100
Minimum net capital requirement (under CFTC Regulation 1.17)			$	45
Excess net capital ($571 - $109)			$	462
Percentage of aggregate indebtedness to net capital	$	1,633		
	$	571		
				286%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2012.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2012

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To Louis Capital Markets, LP

In planning and performing our audit of the financial statements and supplemental schedules of Louis Capital Markets, LP (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry commodity futures and options trading accounts for customers or perform custodial functions related to customer assets, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act (CEAct) and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined previously. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Louis Capital Markets, LP for the year ended December 31, 2012.

In March, 2011 the Partnership's Parent entered into a credit agreement that was co-guaranteed by the Partnership. The Partnership did not correctly evaluate the implications of hits guarantee to the net capital computation, which indicated a material weakness in the oversight of financial reporting. As a result of this, the Partnership was out of capital compliance for the period January 1, 2012 through February 6, 2012, at which time the credit agreement was frozen and subsequently terminated.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives, except that we believe the matter referred to in the preceding paragraph was a material inadequacy.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein Kass

Roseland, New Jersey
February 26, 2013